# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Group 1 Automotive, Inc., CIK 0001031203
CUSIP: 398905109
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 730 Town and Country Blvd, Suite 500, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 10/23/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001773994
Persons authorized to receive notices and communications: Gregory Alexander, 45 Rockefeller Plaza, 34th Floor, New York, New York (NY), 10111, (212) 832-5280

## Reporting persons
- Conifer Management, L.L.C. (CIK 0001773994): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,012,290; shared voting power 0; sole dispositive power 2,012,290; shared dispositive power 0; aggregate amount beneficially owned 2,012,290 (16.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: Group 1 Automotive, Inc.
Address of issuer's principal executive offices: 730 Town and Country Blvd, Suite 500, Houston, Texas (TX), 77024
Comment: Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 4 to the Schedule 13D ("Amendment No. 4") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 20, 2026 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on September 8, 2026, Amendment No. 2 filed on September 22, 2026, and Amendment No. 3 filed on September 29, 2026 (collectively, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Group 1 Automotive, Inc. (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Item 5(c) of this Amendment No. 4 is incorporated herein by reference.

A total of approximately $41,559,876.43, excluding commissions, was paid to acquire the shares of Common Stock purchased since Amendment No. 3 and reported in Item 5(c) of this Amendment No. 4. The funds used for the purchase of the shares of Common Stock reported herein by the Reporting Person were derived from the general working capital of various commingled investment vehicles managed by the Reporting Person that directly hold the shares of Common Stock reported herein. Such funds may have included margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, the Reporting Person may be deemed to beneficially own 2,012,290 shares of Common Stock, or approximately 16.9% of the shares of Common Stock outstanding. The percentage reported herein is based on 11,922,225 shares of Common Stock outstanding as of July 24, 2026, as reported in the Form 10-Q the Issuer filed on July 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person has sole power to vote or direct the voting of, and sole power to dispose or direct the disposition of, the 2,012,290 shares of Common Stock reported herein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except for the transactions listed in Exhibit 99.7 hereto, each of which was effected in the open market through a broker, the Reporting Person has not engaged in any transactions with respect to the Common Stock since the filing of Amendment No. 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.7 - Schedule of Transactions in response to Item 5(c)

## Signatures
- Conifer Management, L.L.C.: /s/ Gregory Alexander, Gregory Alexander, Managing Member (10/27/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.